UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On November 23, 2012, Prime Acquisition Corp. (the “Company”) issued a press release announcing that it terminated the previously announced Stock Purchase Agreement (the “Agreement”), dated as of July 28, 2012, by and among the Company, Yuantong Investment Holdings Limited (“Yuantong”), Vanrock Sunrise Holdings Limited, Aquavenus Investment Holdings Limited and G.H. Martin, Limited. The termination followed a notice by the Company to Yuantong of a material breach of the Agreement that was not cured within the prescribed period of time. A copy of the Company’s press release is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Financial Statements and Exhibits

(c)	Exhibits:

Exhibit No.	Description

99.1	Press release dated November 23, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 23, 2012	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated November 23, 2012